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                                                                                               EXHIBIT 12

                   AEP TEXAS CENTRAL COMPANY AND SUBSIDIARIES
        Computation of Consolidated Ratios of Earnings to Fixed Charges
                        (in thousands except ratio data)

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                                                              Year Ended December 31,
                                                  1998      1999      2000      2001      2002
Earnings:
  Income Before Extraordinary Item             $161,511  $187,718  $189,567  $184,787  $275,941
  Plus Federal Income Taxes                     126,738    83,508    80,797   174,073    30,102
  Plus State Income Taxes                          -         -        3,532    14,849     3,616
  Plus Provision for Deferred Income Taxes       (8,328)   19,938    16,263   (72,568)  113,655
  Plus Deferred Investment Tax Credits           (3,858)   (5,207)   (5,207)   (5,207)   (5,207)
  Plus Fixed Charges (as below)                 124,807   118,911   132,785   125,194   132,236
    Total Earnings                             $400,870  $404,868  $417,737  $421,128  $550,343

Fixed Charges:
  Interest on Long-term Debt                   $ 93,301  $ 87,413  $ 96,212  $ 86,980  $ 99,839*
  Interest on Short-term Debt                    19,506    19,498    22,830    25,023    19,442*
  Distributions on Trust Preferred Securities    12,000    12,000    11,940    11,208    10,560
  Estimated Interest Element in Lease Rentals      -         -        1,803     1,983     2,395
     Fixed Charges                             $124,807  $118,911  $132,785  $125,194  $132,236

Ratio of Earnings to Fixed Charges                 3.21      3.40      3.14      3.36      4.16

* Certain  amounts have been  reclassified  between  interest on short-term  and
long-term   debt   compared   to  periods   prior  to  January  1,  2002.   This
reclassification had no affect on the ratio.
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